SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2021

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR REPORTS FULL YEAR LOSS OF €815M AS TRAFFIC FALLS 81% DUE TO COVID-19 TRAVEL RESTRICTIONS

Ryanair Holdings plc today (17 May) reported a full year loss of €815m (excl. hedge ineffectiveness), compared to a PY profit of €1,002m. Features of FY21 included:

●
FY21 traffic fell 81% from 149m to 27.5m due to Covid-19 restrictions.
●
Liquidity preservation prioritised with €3.15bn cash at year end (31 Mar.).
●
Cost reductions implemented across all Group airlines.
●
Unprecedented backlog of Covid customer requests/refunds processed.
●
Job losses minimised via engagement with our people & unions.
●
B737-8200 “Gamechanger” firm order increased to 210 aircraft (from 135).
●
CDP awarded very strong (first time) “B-” climate protection score.
●
Non-EU shareholder voting rights were restricted post Brexit.

FY end	31 Mar. 2020	31 Mar. 2021	Change
Customers	148.6m	27.5m	-81%
Load Factor	95%	71%	-24pts
Revenue	€8.49bn	€1.64bn	-81%
Op. Costs	€7.37bn	€2.48bn	-66%
PAT/(Net Loss)*	€1,002m	(€815m)	n/m
*Non-IFRS financial measure, excl. FY21 €200m except. hedge ineffectiveness charge (FY20: €353m charge).

COVID-19:
FY21 was the most challenging in Ryanair’s 35-year history. Covid-19 saw traffic collapse, almost overnight, from 149m to just 27.5m as many European Govts. (with little notice or co-ordination) imposed flight bans, travel restrictions and national lockdowns. There was a partial recovery during summer 2020, as initial lockdowns eased, however a second Covid-19 wave in Europe followed quickly in the autumn with a third wave in spring. This created enormous disruptions and uncertainty for both our customers and our people, as they suffered constantly changing Govt. guidelines, travel bans and restrictions. Ryanair responded promptly, and effectively, to this crisis, by working hard to assist millions of customers with flight changes, refunds and changed travel plans. We minimised job losses through agreed pay cuts and participation in Govt. job support schemes, while at the same time keeping our pilots, cabin crew and aircraft current and ready to resume service once normality returns.

The Covid-19 crisis precipitated the collapse of a number of EU airlines including Flybe, Norwegian, Germanwings and Level and substantial capacity cuts at many others. It sparked a tsunami of State Aid from EU Govts. to their insolvent flag carriers including Alitalia, AirFrance/KLM, LOT, Lufthansa, SAS, TAP and others, which will distort EU competition and prop up high cost, inefficient, flag carriers for many years. We expect intra-European air travel capacity to be materially lower for the foreseeable future. This will create opportunities for Ryanair to extend airport growth incentives, as the Group takes delivery of 210 new (lower cost) Boeing 737s. We are encouraged by the recent release of multiple Covid-19 vaccines and hope that their rollout will facilitate the resumption of intra-Europe air travel and tourism this summer. If, as is presently predicted, most European populations are vaccinated by Sept., then we believe that we can look forward to a strong recovery in air travel, jobs and tourism in H2 of the current fiscal year (FY22). The recent strong increases in weekly bookings since early April suggests that this recovery has already begun.

THE ENVIRONMENT:
Ryanair has shown that we can grow low fare traffic while reducing our impact on the environment. Every passenger that switches to Ryanair from one of Europe’s legacy airlines cuts their CO₂ emissions by almost 50% per flight. Over the next 5-years Ryanair’s traffic will grow to 200m p.a. This will be achieved in a manner that balances the desire for low fares with the need for sustainable flying. Ryanair’s $20bn+ investment in new technology aircraft will be pivotal in achieving this ambition. The new B737-8200 “Gamechanger” aircraft offers 4% more seats, but delivers a 16% lower fuel burn and 40% lower noise emissions which will help Ryanair to lower its CO₂ and noise footprint over the next decade.

The Group continues to work actively with the EU, fuel suppliers and aircraft manufacturers to incentivise sustainable aviation fuel (SAF) use. We are working with A4E and the EU Commission to accelerate reform to the Single European Sky, so that we can minimize ATC delays and the resulting avoidable oil consumption and CO₂ emissions. In 2020 Ryanair received a (first time) “B-” climate protection rating from CDP1. While this is a strong inaugural rating, highlighting Ryanair’s excellent environmental performance and governance, the Group is committed to improving this score over the next 2 years. In April, Ryanair established a Sustainable Aviation Research Centre partnership with Trinity College Dublin to help accelerate the development of SAF. Ryanair’s goal is to power 12.5% of its flights with SAF by 2030. This, together with the Group’s investment in new Gamechanger aircraft will help Ryanair achieve its target of lowering CO₂ per passenger/km by 10% to just 60 grams by 2030.

FY21 BUSINESS REVIEW:

Revenue & Costs
FY21 revenue fell by 81% to €1.64bn, in line with the fall in traffic to just 27.5m from 149m (pre Covid-19). Ancillary revenue delivered a solid performance as more guests chose priority boarding and reserved seating, resulting in an 11% increase in per passenger spend to almost €22. FY21 cost performance was strong, falling 66%. Due to an 81% reduction in traffic and aircraft delivery delays, the Group recorded a €200m ineffectiveness charge on fuel and currency hedges in FY21.

During the past year substantial work has been undertaken to right size the Group’s long-term cost leadership. This process commenced with significant cuts in senior management pay and the cancellation of FY21 management bonus payments this year. Group airlines negotiated modest pay cuts with our people and their unions that minimised job losses but allow for pay restoration over years 3 to 5 under multi-year pay agreements. Our Route Development teams continue to work with airport partners across Europe, and have negotiated lower airport costs, traffic recovery incentives and the extension of many low cost airport growth deals – incl., for example, long term extensions of low-cost growth deals in London Stansted (to 2028), Milan Bergamo (to 2028) & Brussels Charleroi (to 2030). In Dec. the Group increased its firm order for the B737-8200 Gamechanger from 135 to 210 aircraft while securing further, modest, price discounts. Reasonable and fair compensation was also agreed with Boeing for the 2-year delivery delays to these aircraft. The Gamechanger will, we believe, further widen the cost gap between Ryanair and all other European airlines for the next decade. These new aircraft have 4% more seats, 16% lower fuel burn and 40% lower noise emissions and will enable the Ryanair Group to grow to 200m passengers p.a. over the next 5 years. Ryanair hopes to take delivery of its first Gamechanger aircraft in late May and hopes to have over 60 Gamechangers in the fleet before the peak S.22.

Balance Sheet & Liquidity
The balance sheet remains one of the strongest in the industry with a BBB credit rating (S&P and Fitch), €3.15bn cash at 31 Mar. and over 85% of the B737 fleet being unencumbered. Since Mar. 2020, the Group has lowered cash burn by cutting costs, participating in EU Govt. payroll support schemes, cancelling share buybacks and deferring non-essential capex. Over the past year, the Group successfully raised c.€1.95bn in new finance (incl. €400m share placing, €850m eurobond and £600m CCFF) and cash was further boosted by supplier reimbursements during the year. This financial strength enables the Group to capitalise on the many growth opportunities that will be available post Covid-19.

EU OWNERSHIP & CONTROL POST-BREXIT:
As previously advised, Ryanair has restricted voting rights of non-EU shareholders (now including UK nationals) from 1 Jan. 2021 to protect its EU airline licences post-Brexit. A long-standing prohibition on non-EU citizens purchasing Ryanair’s ordinary shares now also extends to UK nationals, which will ensure a steady increase in the Company’s EU shareholding (currently approx. 1/3 of economic rights but 100% of voting rights). We expect these restrictions will remain in place for the foreseeable future until the balance in favour of EU shareholders is restored or the EU & UK agree a less restrictive airline ownership and control regime than the current 50%+ nationality rule which dates back to the 1940s. Meanwhile, UK nationals and other non-EU investors may continue to invest only in ADRs which are listed on NASDAQ.

OUTLOOK:
FY22 continues to be challenging, with uncertainty around when and where Covid lockdowns and travel restrictions will be eased. The Group expects Q1 traffic to be heavily curtailed to between 5m and 6m guests. With a very close-in booking curve, visibility for the remainder of FY22 is close to zero although bookings have jumped significantly from a very low base since week 1 of April. It is therefore impossible to provide meaningful FY22 guidance at this time. However, as recently announced, we think that FY22 traffic is likely to be towards the lower end of our previously guided range of 80m to 120m passengers. We also (cautiously) believe that the likely outcome for FY22 is currently close to breakeven – assuming that a successful rollout of vaccines this summer allows a timely easing of European Govt. travel restrictions on intra-European traffic in time for the peak travel period of Jul./Aug./Sept.

As we look beyond the Covid-19 crisis, and the successful completion of vaccination roll outs, the Ryanair Group expects to have a much improved cost base and a very strong balance sheet. We will also benefit from a reduced fleet cost for the next decade as we take more deliveries of our B737 “Gamechanger” aircraft which will materially improve revenues with 4% more seats while substantially reducing unit costs, especially fuel. This will enable the Group to fund lower fares and capitalise on the many growth and market share opportunities that are now available across Europe, especially where competitor airlines have substantially cut capacity or failed. The Group expects to benefit from a strong rebound of pent up travel demand through the second half of 2021, and looks forward to returning to pre-Covid growth in summer 2022 with the help of the Gamechanger aircraft and new bases (incl. those recently announced in Billund, Riga, Stockholm, Zadar & Zagreb). Ryanair is committed to delivering this growth in an environmentally sustainable manner (which reduces both fuel consumption and CO₂ emissions per passenger) while at the same time improving its industry leading customer service and customer experience.

1 CDP – Carbon Disclosure Project is an independent, non-profit, global environmental reporting organisation.

ENDS

For further information please contact: www.ryanair.com	Neil Sorahan Ryanair Holdings plc Tel: +353-1-9451212	Piaras Kelly Edelman Tel: +353-1-6789333

Ryanair Holdings plc, Europe’s largest airline group, is the parent company of Buzz, Lauda, Malta Air & Ryanair. Carrying 149m guests p.a. (pre Covid-19) on more than 2,500 daily flights from over 80 bases, the Group connects over 225 destinations in 37 countries on a fleet of 450 aircraft, with a further 210 Boeing 737s on order, which will enable the Ryanair Group to lower fares and grow traffic to 200m p.a. over the next 5 years. Ryanair has a team of over 16,000 highly skilled aviation professionals delivering Europe’s No.1 on-time performance, and an industry leading 35-year safety record. Ryanair is Europe’s greenest cleanest airline group and customers switching to fly Ryanair can reduce their CO₂ emissions by up to 50% compared to the other Big 4 European major airlines.

Certain of the information included in this release is forward looking and is subject to important risks and uncertainties that could cause actual results to differ materially. It is not reasonably possible to itemise all of the many factors and specific events that could affect the outlook and results of an airline operating in the European economy. Among the factors that are subject to change and could significantly impact Ryanair’s expected results are the airline pricing environment, fuel costs, competition from new and existing carriers, market prices for the replacement of aircraft, costs associated with environmental, safety and security measures, actions of the Irish, U.K., European Union (“EU”) and other governments and their respective regulatory agencies, post-Brexit uncertainties, weather related disruptions, ATC strikes and staffing related disruptions, delays in the delivery of contracted aircraft, fluctuations in currency exchange rates and interest rates, airport access and charges, labour relations, the economic environment of the airline industry, the general economic environment in Ireland, the UK and Continental Europe, the general willingness of passengers to travel and other economics, social and political factors, global pandemics such as Covid-19 and unforeseen security events.

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Preliminary Balance Sheet as at March 31, 2021 (unaudited)

		At Mar 31,	At Mar 31,
		2021	2020
	Note	€M	€M
Non-current assets
Property, plant and equipment	10	8,361.1	9,438.0
Right-of-use asset		188.2	236.8
Intangible assets		146.4	146.4
Derivative financial instruments	13	111.3	378.5
Deferred tax		14.0	53.6
Other assets		48.7	-
Total non-current assets		8,869.7	10,253.3

Current assets
Inventories		3.6	3.3
Other assets		179.8	178.7
Current tax		-	44.5
Assets held for sale	11	-	98.7
Trade receivables		18.6	67.5
Derivative financial instruments	13	106.0	293.2
Restricted cash		34.1	34.4
Financial assets: cash > 3 months		465.5	1,207.2
Cash and cash equivalents		2,650.7	2,566.4
Total current assets		3,458.3	4,493.9

Total assets		12,328.0	14,747.2

Current liabilities
Provisions		10.3	43.3
Trade payables	14	336.0	1,368.2
Accrued expenses and other liabilities		1,274.9	2,589.4
Current lease liability		52.5	75.0
Current maturities of debt		1,725.9	382.3
Derivative financial instruments	13	79.2	1,050.0
Current tax		48.1	-
Total current liabilities		3,526.9	5,508.2

Non-current liabilities
Provisions Trade payables	14	47.4 179.9	36.6 -
Derivative financial instruments	13	6.4	180.5
Deferred tax		272.4	353.5
Non-current lease liability		130.6	170.9
Non-current maturities of debt		3,517.8	3,583.0
Total non-current liabilities		4,154.5	4,324.5

Shareholders' equity
Issued share capital	15	6.7	6.5
Share premium account	15	1,161.6	738.5
Other undenominated capital	15	3.5	3.5
Retained earnings	15	3,232.3	4,245.0
Other reserves		242.5	(79.0)
Shareholders' equity		4,646.6	4,914.5

Total liabilities and shareholders' equity		12,328.0	14,747.2

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Preliminary Income Statement for year ended March 31, 2021 (unaudited)

			Pre-Except.	Except.	IFRS Year Ended Mar 31, 2021	IFRS
			Year Ended	Item Year Ended		Year Ended
			Mar 31, 2021	Mar 31, 2021		Mar 31, 2020
		Change
	Note	%*	€M	€M	€M	€M
Operating revenues
Scheduled revenues		-81%	1,036.0	-	1,036.0	5,566.2
Ancillary revenues		-80%	599.8	-	599.8	2,928.6
Total operating revenues		-81%	1,635.8	-	1,635.8	8,494.8

Operating expenses
Depreciation		+24%	571.0	-	571.0	748.7
Fuel and oil		+80%	542.6	-	542.6	2,762.2
Staff costs		+57%	472.2	-	472.2	1,106.9
Airport and handling charges		+75%	287.2	-	287.2	1,140.2
Maintenance, materials and repairs		+19%	206.7	-	206.7	256.4
Marketing, distribution and other		+65%	201.5	-	201.5	578.8
Route charges		+75%	187.3	-	187.3	736.0
Aircraft rentals		+82%	6.7	-	6.7	38.2
Total operating expenses		+66%	2,475.2	-	2,475.2	7,367.4

Operating (loss)/profit			(839.4)	-	(839.4)	1,127.4

Other income/(expense)
Net finance expense		-4%	(53.8)	-	(53.8)	(51.5)
Foreign exchange / hedge Ineffectiveness		+47%	11.8	(227.3)	(215.5)	(405.6)
Total other expense		+41%	(42.0)	(227.3)	(269.3)	(457.1)

(Loss)/Profit before tax			(881.4)	(227.3)	(1,108.7)	670.3

Tax credit/(expense) on (loss)/profit	4		66.0	27.6	93.6	(21.6)

(Loss)/profit for the year - attributable to equity holders of parent			(815.4)	(199.7)	(1,015.1)	648.7

(Loss) / Earnings per ordinary share (€)
Basic	9				(0.9142)	0.5824
Diluted	9				(0.9142)	0.5793
Weighted ave. no. of ord. shares (in Ms)
Basic	9				1,110.4	1,113.8
Diluted	9				1,110.4	1,119.8

*”+” is favourable and “-“ is adverse year-on-year.

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Preliminary Statement of Comprehensive Income for year ended March 31, 2021 (unaudited)

	Year	Year
	Ended	Ended
	Mar 31,	Mar 31,
	2021	2020
	€M	€M

(Loss)/profit for the year	(1,015.1)	648.7

Other comprehensive income:
Items that are or may be reclassified to profit or loss:
Cash flow hedge reserve movements:
Net movement in cash flow hedge reserve	322.6	(385.9)
Other comprehensive income/(loss) for the year, net of income tax credit/charge	322.6	(385.9)
Total comprehensive (loss)/income for the year – attributable to equity holders of parent
	(692.5)	262.8

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Preliminary Statement of Cash Flows for year ended March 31, 2021 (unaudited)

		Year	Year
		Ended	Ended
		Mar 31,	Mar 31,
		2021	2020 Restated*
	Note	€M	€M
Operating activities
(Loss)/profit after tax		(1,015.1)	648.7

Adjustments to reconcile profit after tax to net cash provided by operating activities
Depreciation		571.0	748.7
(Increase) in inventories		(0.3)	(0.4)
Tax (credit)/expense on (loss)/profit		(93.6)	21.6
Share based payments		3.6	7.0
(Increase)/decrease in trade receivables		48.9	(8.1)
(Increase)/decrease in other assets		(3.5)	61.9
(Decrease)/increase in trade payables	1	(407.6)	15.2
Decrease in accrued expenses		(1,319.6)	(401.4)
Decrease in provisions		(21.9)	(55.7)
(Increase)/decrease in net finance expense		(3.7)	2.9
Hedge ineffectiveness/foreign exchange		(294.1)	407.2
Income tax refunded/(paid)		87.9	(120.5)
Net cash (used in)/provided by operating activities		(2,448.0)	1,327.1

Investing activities
Capital expenditure - purchase of property, plant and equipment	1	(294.7)	(578.8)
Supplier reimbursements	10	377.6	-
Proceeds from sale of property, plant and equipment		112.1	-
Decrease in restricted cash		0.4	0.5
Decrease in financial assets: cash > 3 months		741.7	277.2
Net cash provided by/(used in) investing activities		937.1	(301.1)

Financing activities
Shareholder returns (net of tax)	15	-	(580.5)
Net proceeds from shares issued		421.0	19.1
Proceeds from long term borrowings		2,228.6	750.0
Repayments of long term borrowings		(950.3)	(408.1)
Lease liabilities paid		(76.8)	(67.5)
Net cash provided by/(used in) financing activities		1,622.5	(287.0)

Increase in cash and cash equivalents		111.6	739.0
Net foreign exchange differences		(27.3)	151.8
Cash and cash equivalents at beginning of the year		2,566.4	1,675.6
Cash and cash equivalents at end of the year		2,650.7	2,566.4

*Includes reclassification between trade payables and capital expenditure. See note 1 for further detail.

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Preliminary Statement of Changes in Shareholders’ Equity for year ended March 31, 2021 (unaudited)

		Issued	Share	Other		Other
	Ordinary	Share	Premium	Undenom.	Retained	Reserves	Other
	Shares	Capital	Account	Capital	Earnings	Hedging	Reserves	Total
	M	€M	€M	€M	€M	€M	€M	€M
Balance at March 31, 2019	1,133.4	6.8	719.4	3.2	4,181.9	274.6	29.0	5,214.9
Adjustment on initial application of IFRS 16	-	-	-	-	(9.7)	-	-	(9.7)
Adj. balance at April 01, 2019	1,133.4	6.8	719.4	3.2	4,172.2	274.6	29.0	5,205.2
Profit for the year	-	-	-	-	648.7	-	-	648.7
Other comprehensive income								-
Net movements in cash-flow reserve	-	-	-	-	-	(385.9)	-	(385.9)
Total other comprehensive income	-	-	-	-	-	(385.9)	-	(385.9)
Total comprehensive income	-	-	-	-	648.7	(385.9)	-	262.8
Transactions with owners of the								-
Company recognised directly in equity
Issue of ordinary equity shares	3.0	-	19.1	-	-	-	-	19.1
Share-based payments	-	-	-	-	-	-	7.0	7.0
Repurchase of ordinary equity shares	-	-	-	-	(580.5)	-	-	(580.5)
Other	-	-	-	-	0.9	-	-	0.9
Cancellation of repurchased ordinary shares	(47.2)	(0.3)	-	0.3	-	-	-	-
Transfer of exercised and share based awards	-	-	-	-	3.7	-	(3.7)	-
Balance at March 31, 2020	1,089.2	6.5	738.5	3.5	4,245.0	(111.3)	32.3	4,914.5
Loss for the year	-	-	-	-	(1,015.1)	-	-	(1,015.1)
Other comprehensive income							-	-
Net movements in cash flow reserve	-	-	-	-	-	322.6	-	322.6
Total other comprehensive income	-	-	-	-	-	322.6	-	322.6
Total comprehensive income	-	-	-	-	(1,015.1)	322.6	-	(692.5)
Transactions with owners of the
Company recognised directly in equity
Issue of ordinary equity shares	38.9	0.2	423.1	-	(2.3)	-	-	421.0
Share-based payments	-	-	-	-	-	-	3.6	3.6
Transfer of exercised and expired share based awards	-	-	-	-	4.7	-	(4.7)	-
Balance at March 31, 2021	1,128.1	6.7	1,161.6	3.5	3,232.3	211.3	31.2	4,646.6

Ryanair Holdings plc and Subsidiaries

MD&A Year Ended March 31, 2021

Introduction

For the purposes of the Management Discussion and Analysis (“MD&A”) (with the exception of the balance sheet commentary below) all figures and comments are by reference to the adjusted results excluding the exceptional item referred to below.

European Government travel restrictions/lockdowns as a result of the Covid-19 pandemic means that the Ryanair Group operated a significantly reduced flying schedule in FY21. Therefore, the Group recorded a hedge ineffectiveness charge of €192M (net of tax) in relation to jet fuel hedges and an €8M charge (net of tax) in relation to ineffective currency cashflow hedges arising from delayed aircraft capital expenditure.

Income Statement

Scheduled revenues:
Scheduled revenues decreased by 81% to €1,036.0M due to an 81% decline in traffic to 27.5M guests as European Governments imposed travel restrictions/lockdowns due to the Covid-19 pandemic. This grounded approx. 99% of the Group’s fleet for almost 4 months (from mid-March to late June). The Group operated approximately 26% of its normal twelve months schedule with a 71% load factor.

Ancillary revenues:
Ancillary revenues decreased by 80% to €599.8M due to an 81% decline in traffic to 27.5M guests offset somewhat by a solid performance in priority boarding and reserved seating.

Total revenues:
As a result of the above, total revenues decreased by 81% to €1,635.8M.

Operating Expenses:

Depreciation:
Depreciation was 24% lower at €571.0M primarily due to lower amortisation as a result of reduced aircraft utilisation.

Fuel and oil:
Fuel and oil decreased by 80% to €542.6M due to a 74% reduction in sectors flown, arising from Covid-19 fleet groundings and lower fuel burn.

Staff costs:
Staff costs decreased by 57% to €472.2M due to reduced flight hours, Group wide pay cuts and participation in European Government payroll support schemes. Refer to Note 17 for further detail.

Airport and handling charges:
Airport and handling charges decreased by 75% to €287.2M due to lower sectors flown and reduced charges.

Maintenance, materials and repairs:
Maintenance, materials and repairs decreased by 19% to €206.7M due to reduced aircraft utilisation, offset by lease hand back charges.

Marketing, distribution an other:
Marketing, distribution and other decreased by 65% to €201.5M due to lower discretionary spending across the Group airlines and fewer flights qualifying for EU261 compensation due to improved (96%) on-time performance.

Route charges:
Route charges decreased by 75% to €187.3M due to lower sectors arising from Covid-19 fleet groundings.

Aircraft rentals:
Aircraft rentals fell by 82% to €6.7M due to 11 fewer leased B737 aircraft in the fleet.

Other expense:
Net finance expense increased by €2.3M to €53.8M primarily due to increased debt and lower deposit interest rates, offset by the maturity of more expensive secured debt.

Balance sheet

Gross cash decreased by €657.7M to €3,150.3M at March 31, 2021.
Gross debt increased by €1,215.6M to €5,426.8M, primarily due to a €850M Eurobond issuance in September 2020 and the drawdown of £600M unsecured debt under the HMT and Bank of England CCFF, offset by secured debt and lease liability payments. Net debt, which includes current and non-current maturities of debt and lease liabilities, less restricted cash, financial assets > 3 months and cash and cash equivalents was €2,276.5M at year end.

Shareholders’ equity:
Shareholders’ equity decreased by €267.9M to €4,646.6M in the year primarily due to a net loss of €1,015.1M offset by a €400.0M equity placing in September 2020, and an unrealised IFRS hedge accounting gain of €322.6M.

Ryanair Holdings plc and Subsidiaries
Notes forming Part of the Condensed Consolidated
Preliminary Financial Statements

1. Basis of preparation and significant accounting policies

Ryanair Holdings plc (the “Company”) is a company domiciled in Ireland. The unaudited condensed consolidated preliminary financial statements of the Company for the year ended March 31, 2021 comprise the Company and its subsidiaries (together referred to as the “Group”).

These unaudited condensed consolidated preliminary financial statements (“the preliminary financial statements”), which should be read in conjunction with our 2020 Annual Report for the year ended March 31, 2020, have been prepared to include information equivalent to that required for condensed interim financial statements in accordance with International Accounting Standard No. 34 “Interim Financial Reporting” as adopted by the EU (“IAS 34”). They do not include all of the information required for full annual financial statements, and should be read in conjunction with the most recent published consolidated financial statements of the Group. The consolidated financial statements of the Group as at and for the year ended March 31, 2020, are available at http://investor.ryanair.com/.

The March 31, 2021 figures and the March 31, 2020 comparative figures do not constitute statutory financial statements of the Group within the meaning of the Companies Act, 2014. The consolidated financial statements of the Group for the year ended March 31, 2020, together with the independent auditor’s report thereon, were filed with the Irish Registrar of Companies following the Company’s Annual General Meeting and are also available on the Company’s Website. The auditor’s report on those financial statements was unqualified.

The Audit Committee, upon delegation of authority by the Board of Directors, approved the condensed consolidated preliminary financial statements for the year ended March 31, 2021 on May 14, 2021.

Except as stated otherwise below, this year’s financial information has been prepared in accordance with the accounting policies set out in the Group’s most recent published consolidated financial statements, which were prepared in accordance with IFRS as adopted by the EU and also in compliance with IFRS as issued by the International Accounting Standards Board (IASB).

Government grants

Grants that compensate the Group for related expenses incurred are recognized in the income statement on a systematic basis in the periods in which the related expenses are recognized in staff costs.

New IFRS standards and amendments adopted during the year

The following new and amended IFRS standards, amendments and IFRIC interpretations, have been issued by the IASB, and have also been endorsed by the EU. These standards are effective for the first time for the Group’s financial year beginning on April 1, 2020 and therefore have been applied by the Group in these condensed consolidated preliminary financial statements:

●
Amendments to References to the Conceptual Framework in IFRS Standards (effective for fiscal periods beginning on or after January 1, 2020)
●
Amendments to IFRS 3 – Definition of a Business (effective for fiscal periods beginning on or after January 1, 2020)
●
Amendments to IAS 1 and IAS 8 – Definition of Material (effective for fiscal periods beginning on or after January 1, 2020)
●
Amendments to IFRS 9, IAS 39 and IFRS 7 – Interest Rate Benchmark Reform (effective for fiscal periods beginning on or after January 1, 2020)
●
Amendment to IFRS 16 – Covid-19-Related Rent Concessions (effective for fiscal periods beginning on or after June 1, 2020)

The calculation methodology of EURIBOR changed during 2019. In July 2019, the Belgian Financial Services and Markets Authority granted authorisation with respect to EURIBOR under the European Union Benchmarks regulation. This allows market participants to continue to use EURIBOR for both existing and new contracts and the Group expects that EURIBOR will continue to exist as a benchmark for the foreseeable future.

The Group has evaluated the extent to which its cashflow hedging relationships are subject to uncertainty driven by IBOR reform as at March 31, 2021. The Group’s hedged items and hedging instruments continue to be indexed to EURIBOR. These benchmark rates are quoted each day and the IBOR cash flows are exchanged with counterparties as usual.

The adoption of these new or amended standards as listed above did not have a material impact on the Group’s financial position or results from operations in the year ended March 31, 2021.

New IFRS standards and amendments issued but not yet effective

The following new or revised IFRS standards and IFRIC interpretations will be adopted for the purposes of the preparation of future financial statements, where applicable. While under review, we do not anticipate that the adoption of the other new or revised standards and interpretations will have a material impact on our financial position or results from operations:

●
IFRS 17 – Insurance Contracts (effective for fiscal periods beginning on or after January 1, 2023)*
●
Amendments to IAS 1 – Classification of Liabilities as Current or Non-Current (effective for fiscal periods beginning on or after January 1, 2023)*
●
Amendments to IFRS 3 – Reference to the Conceptual Framework (effective for fiscal periods beginning on or after January 1, 2022)*
●
Amendments to IAS 16 – Property, Plant and Equipment – Proceeds before Intended Use (effective for fiscal periods beginning on or after January 1, 2022)*
●
Amendments to IAS 37 – Onerous Contracts – Costs of Fulfilling a Contract (effective for fiscal periods beginning on or after January 1, 2022)*
●
Annual Improvements to IFRS Standards 2018-2020 (effective for fiscal periods beginning on or after January 1, 2022)*
●
Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 – Interest Rate Benchmark Reform (effective for fiscal periods beginning on or after January 1, 2021)
●
Amendments to IFRS 16 – Covid-19 Related Rent Concessions Beyond June 30, 2021 (effective for fiscal periods beginning or after April 1, 2021)*
●
Amendments to IAS 1 and IFRS Practice Statement 2 – Disclosure of Accounting Policies (effective for fiscal periods beginning on or after January 1, 2023)*
●
Amendments to IAS 8 – Definition of Accounting Estimates (effective for fiscal periods beginning on or after January 1, 2023)*

* These standards or amendments to standards are not as of yet EU endorsed
Statement of Cash Flows restatement

Operating cash inflows and investing cash outflows for the year ended March 31, 2020 have been reclassified. They both have been reduced by €617M to address accrued supplier payables which had previously been presented as a capital expenditure cash outflow in investing activities and as a movement in working capital in operating activities. As no actual cash flows arose and the payable is not working capital related, both line items required adjustments.

There is no impact on the Group’s net cash flows, consolidated balance sheet, consolidated income and basic and diluted earnings per share for the year ended March 31, 2020.

2. Judgements and estimates

The preparation of financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

In preparing these condensed consolidated interim financial statements, the significant judgements and key sources of estimation uncertainty were the same as those that applied in the most recent published consolidated financial statements.

Derivative financial instruments

The Group uses various derivative financial instruments to manage its exposure to market risks, including the risks relating to fluctuations in commodity prices and currency exchange rates. Ryanair uses forward contracts for the purchase of its jet fuel requirements to reduce its exposure to commodity price risk. It also uses foreign currency forward contracts to reduce its exposure to risks related to foreign currencies, principally the U.S. dollar exposure associated with the purchase of new Boeing 737-8200 aircraft and the U.S. dollar exposure associated with the purchase of jet fuel.

The Group recognises all derivative instruments as either assets or liabilities in its consolidated balance sheet and measures them at fair value. At March 31, 2021, a net liability of €46M (2020: net liability €1,228M) was recognised on-balance sheet in respect of the Group’s jet fuel derivative instruments and a net asset of €171M (2020: net asset €486M) was recognised in respect of its foreign currency derivative instruments associated with future aircraft purchases.

In determining the hedge effectiveness of derivative instruments used to hedge Ryanair’s fuel requirements, there is significant judgement involved in assessing whether the volumes of jet fuel hedged are still expected to be highly probable forecast transactions. Specifically, significant judgement is required in respect of the assumptions related to the timing of the full removal of flight restrictions imposed by European Governments relating to the Covid-19 pandemic, the expected recovery of passenger demand and the subsequent flight schedules. All of these assumptions impact upon forecast fuel consumption, and minor changes to these assumptions could have a significant effect on the assessment of hedge effectiveness.

In respect of foreign currency hedge effectiveness for future aircraft purchases, there is a high degree of judgement involved in assessing whether the future aircraft payments are still considered highly probable of occurring, and the timing of these future payments for aircraft. The timing of future payments for aircraft is dependent on the aircraft manufacturer’s ability to meet forecast aircraft delivery schedules.

The Boeing 737-MAX was grounded in 2019. In November 2020 the Federal Aviation Administration (FAA) rescinded the order that grounded the Boeing-MAX aircraft in the U.S.A. The European Union Aviation Safety Agency (EASA) similarly ungrounded the Boeing-MAX aircraft in Europe in late January 2021. In April 2021, both the FAA and EASA certified the Boeing 737-8200 aircraft.

3. Seasonality of operations

The Group’s results of operations have varied significantly from quarter to quarter, and management expects these variations to continue. Among the factors causing these variations are the airline industry’s sensitivity to general economic conditions and the seasonal nature of air travel. Accordingly, the first half-year typically results in higher revenues and results.

4. Income tax expense

The Group’s consolidated effective tax rate in respect of operations for the year ended March 31, 2021 was a credit of 8.4% (March 31, 2020: a charge of 3.2%). The tax credit for the year ended March 31, 2021 of €93.6M (March 31, 2020: charge of €21.6M) comprises a deferred tax credit of €99.1M primarily relating to net operating losses and the temporary differences for property, plant and equipment, offset by a current tax charge of €5.5M.

5. Share based payments

The terms and conditions of the Group’s share based remuneration programmes are disclosed in the most recent, published, consolidated financial statements. The charge of €3.6M in the year ended March 31, 2021 (March 31, 2020: €7.0M) is the fair value of share options granted in prior periods, which is being recognised within the income statement in accordance with employee services rendered. During the year ended March 31, 2021, 3.6M ordinary shares were issued at a strike price between €6.25 and €11.38 per share following the exercise of vested share options.

6. Contingencies

The Group is engaged in litigation arising in the ordinary course of its business. The Group does not believe that any such litigation will individually, or in aggregate, have a material adverse effect on the financial condition of the Group. Should the Group be unsuccessful in these litigation actions, management believes the possible liabilities then arising cannot be determined but are not expected to materially adversely affect the Group’s results of operations or financial position.

8. Capital commitments

At March 31, 2021 the Group had an operating fleet of 422 (2020: 440) Boeing 737 and 29 (2020: 26) Airbus A320 aircraft.

In September 2014, the Group agreed to purchase up to 200 (100 firm and 100 options) Boeing 737-8200 aircraft, subsequently increased to 210 (135 firm and 75 options). In December 2020, the Group increased its firm orders from 135 to 210 Boeing 737-8200 aircraft. The Ryanair Group hopes to take delivery of its first aircraft in advance of peak summer 2021.

9. Analysis of operating segment

The Group determines and presents operating segments based on the information that internally is provided to the Group CEO, who is the Company’s Chief Operating Decision Maker (CODM).

8. Analysis of operating segment – continued

The CODM assesses the performance of the business based on the profit/(loss) after tax of each airline for the reporting period. Resource allocation decisions for all airlines are based on airline performance for the relevant period, with the objective in making these resource allocation decisions being to optimize consolidated financial results.

Ryanair DAC and Malta Air are reportable segments for financial reporting purposes. Buzz and Lauda do not exceed the quantitative thresholds for reporting purposes and accordingly have been presented on an aggregate basis in the table below.

Reportable segment information is presented as follows:

	Ryanair DAC	Malta Air	Other Airlines	Total	Ryanair DAC	Malta Air	Other Airlines	Total
Year ended	Mar 31,	Mar 31,	Mar 31,	Mar 31,	Mar 31,	Mar 31,	Mar 31,	Mar 31,
	2021	2021	2021	2021	2020	2020	2020	2020
	€M	€M	€M	€M	€M	€M	€M	€M
Segment revenue	1,620.0	-	15.8	1,635.8	8,122.5	-	372.3	8,494.8

Segment (loss)/PAT (i)	(641.6)	(18.7)	(155.1)	(815.4)	1,097.8	(3.2)	(92.4)	1,002.2

Other segment information:
Depreciation	(506.6)	-	(64.4)	(571.0)	(693.7)	-	(55.0)	(748.7)
Capex Additions	(343.0)	-	(33.6)	(376.6)	(1,195.8)	-	-	(1,195.8)

	Ryanair DAC	Malta Air	Other Airlines	Total	Ryanair DAC	Malta Air	Other Airlines	Total
	Mar 31,	Mar 31,	Mar 31,	Mar 31,	Mar 31,	Mar 31,	Mar 31,	Mar 31,
	2021	2021	2021	2021	2020	2020	2020	2020
	€M	€M	€M	€M	€M	€M	€M	€M
Segment assets	11,898.7	86.7	342.6	12,328.0	14,194.5	64.4	488.3	14,747.2
Segment liabilities	6,830.8	108.3	742.3	7,681.4	8,995.2	67.9	769.6	9,832.7

(i)
Adjusted loss after tax in the financial year ended March 31, 2021, excludes a charge of €200M (March 31,2020: €353M), attributable to a hedge ineffectiveness charge on jet fuel derivative instruments, foreign currency derivative instruments related to jet fuel, and aircraft delivery delays.

9.
Earnings per share

	Year	Year
	Ended	Ended
	Mar 31,	Mar 31,
	2021	2020

Basic (Loss)/earnings per ordinary share (€)	(0.9142)	0.5824
Diluted (Loss)/earnings per ordinary share (€)	(0.9142)	0.5793
Weighted average number of ordinary shares (in M’s) – basic	1,110.4	1,113.8
Weighted average number of ordinary shares (in M’s) – diluted	1,110.4	1,119.8

10. Property, plant and equipment

Acquisitions and disposals

Net capital additions for the year ended March 31, 2021 amounted to a credit of approximately €575M, principally reflecting the reversal of certain aircraft pre-delivery trade payables, supplier reimbursements of just under €380M offset by capital expenditure of approximately €300M.

11. Assets held for sale

In August 2019, the Company entered into an agreement to sell 10 Boeing 737NG aircraft for delivery in FY20 and FY21. 3 of these aircraft were sold in the year ended March 31, 2020. The remaining 7 aircraft were sold during the year ended March 31, 2021. The gains on disposal are disclosed in net finance expense on the condensed consolidated preliminary Income Statement.

12. Derivative financial instruments

As a result of the widespread grounding of aircraft due to the Covid-19 pandemic, the Group operated a significantly reduced flying schedule for the year ended March 31, 2021 compared to what was originally expected. Accordingly, during the year ended March 31, 2021, the Group’s exposures for jet fuel and foreign currency were significantly reduced, causing a proportion of derivative financial instruments which previously qualified for hedge accounting to become ineffective, resulting in the discontinuance of certain cash-flow hedge arrangements. A net expense of €200M (net of tax) was recognised within the income statement for the year ended March 31, 2021 (2020: €353M), comprising a charge of €192M (net of tax) in respect of jet fuel exposures (2020: €392M) and a charge of €8M (net of tax), primarily associated with ineffective currency cash-flow hedges for FY21 jet fuel and delayed aircraft deliveries (2020: gain of €39M).

As of March 31 2021, a €109M gain is recognised in the cash flow reserve in respect of continuing hedges and €102M gain in respect of hedging relationships for which hedge accounting is no longer applied. The balance on the hedging reserve as of March 31, 2021 is a gain of €211M.

13. Financial instruments and financial risk management

The Group is exposed to various financial risks arising in the normal course of business. The Group’s financial risk exposures are predominantly related to commodity price, foreign exchange and interest rate risks. The Group uses financial instruments to manage exposures arising from these risks.

These preliminary financial statements do not include all financial risk management information and disclosures required in the annual financial statements and should be read in conjunction with the 2020 Annual Report. There have been no changes in our risk management policies in the year.

Fair value hierarchy

Financial instruments measured at fair value in the balance sheet are categorised by the type of valuation method used. The different valuation levels are defined as follows:
●
Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities that the Group can access at the measurement date.
●
Level 2: inputs other than quoted prices included within Level 1 that are observable for that asset or liability, either directly or indirectly.
●
Level 3: significant unobservable inputs for the asset or liability.

Fair value estimation

Fair value is the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date. The following methods and assumptions were used to estimate the fair value of each material class of the Group’s financial instruments:

Financial instruments measured at fair value

● Derivatives – interest rate swaps: Discounted cash flow analyses have been used to determine the fair value, taking into account current market inputs and rates. (Level 2)
● Derivatives – currency forwards, aircraft fuel contracts and EUA contracts: A comparison of the contracted rate to the market rate for contracts providing a similar risk profile at March 31, 2021 has been used to establish fair value. (Level 2)

The Group policy is to recognise any transfers between levels of the fair value hierarchy as of the end of the reporting period during which the transfer occurred. During the year ended March 31, 2021, there were no reclassifications of financial instruments and no transfers between levels of the fair value hierarchy used in measuring the fair value of financial instruments.

Financial instruments not measured at fair value

● Long-term debt: The repayments which the Group is committed to make have been discounted at the relevant market rates of interest applicable (including credit spreads) at March 31, 2021 to arrive at a fair value representing the amount payable to a third party to assume the obligations.

While there have been significant changes in business and economic circumstances during fiscal year 2021, the future outlook for the business is such that there has been no material change to the fair values of financial assets and financial liabilities.

The fair value of financial assets and financial liabilities, together with the carrying amounts in the condensed consolidated financial balance sheet, are as follows:

13.
Financial instruments and financial risk management (continued)

	At Mar 31,	At Mar 31,	At Mar 31,	At Mar 31,
	2021	2021	2020	2020
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
Non-current financial assets	€M	€M	€M	€M
Derivative financial instruments:
- U.S. dollar currency forward contracts	109.4	109.4	372.5	372.5
- Interest rate swaps	1.9	1.9	6.0	6.0
	111.3	111.3	378.5	378.5
Current financial assets
Derivative financial instruments:
- U.S. dollar currency forward contracts	99.5	99.5	291.2	291.2
- GBP currency swap	5.4	5.4	-	-
- Interest rate swaps	1.1	1.1	2.0	2.0
	106.0	106.0	293.2	293.2
Trade receivables*	18.6		67.5
Cash and cash equivalents*	2,650.7		2,566.4
Financial asset: cash > 3 months*	465.5		1,207.2
Restricted cash*	34.1		34.4
Other assets*	-		2.3
	3,274.9	106.0	4,171.0	293.2
Total financial assets	3,386.2	217.3	4,549.5	671.7

	At Mar 31,	At Mar 31,	At Mar 31,	At Mar 31,
	2021	2021	2020	2020
	Carrying	Fair	Carrying	Fair
Non-current financial liabilities	Amount	Value	Amount	Value
Derivative financial instruments:
- U.S. dollar currency forward contracts	6.4	6.4	-	-
- Jet fuel contracts	-	-	180.5	180.5
	6.4	6.4	180.5	180.5
Long-term debt	1,077.5	1,083.2	1,138.9	1,148.5
Bonds	2,440.3	2,545.5	2,444.1	1,965.0
Trade payables	179.9	179.9	-	-
	3,704.1	3,815.0	3,763.5	3,294.0
Current financial liabilities
Derivative financial instruments:
- Jet fuel & carbon derivative contracts	19.8	19.8	1,047.8	1,047.8
- U.S. dollar currency forward contracts	59.4	59.4	2.2	2.2
	79.2	79.2	1,050.0	1,050.0
Current maturities of debt	875.1	875.1	382.3	382.3
Bonds	850.8	852.6	-	-
Trade payables*	336.0		1,368.2
Accrued expenses*	888.2		1,553.1
	3,029.3	1,806.9	4,353.6	1,432.3
Total financial liabilities	6,733.4	5,621.9	8,117.1	4,726.3

*The fair value of these financial instruments approximate their carrying values due to the short-term nature of the instruments.

13.
Financial instruments and financial risk management (continued)

In April 2020, the Group raised £600M unsecured debt for general corporate purposes under the HMT and Bank of England CCFF. This was subsequently extended in March 2021 for a further 12 months. Refer to Note 17 for further information.

The Group issued senior, unsecured bonds with a face value of €850M in September 2020. The bond has a coupon rate of 2.875% and a maturity date of September 2025.

14. Trade payables

In December 2020, the Group increased its firm order for Boeing 737-8200 aircraft by 75 (from 135 to 210 units). Taking account of the revised aircraft delivery schedule and changes in the contracted timing of aircraft pre-delivery payments, certain aircraft pre-delivery payables were reduced with an offset in Property, plant and equipment. In accordance with the revised delivery schedule, €179.9M of trade payables are now due after 1 year.

15. Shareholders equity and shareholder returns

In September 2020, 35.2M ordinary shares were issued via an ordinary share placing at a price of €11.35 per share generating €400M proceeds.

During the period 3.6M ordinary shares were issued at a strike price between €6.25 and €11.38 per share following the exercise of vested share options.

There were no shareholder returns during the year ended March 31, 2021.

In FY20 the Company bought back 47.2M shares at a total cost of €580.5M. This buyback was equivalent to approximately 4.2% of the Company’s issued share capital at March 31, 2020. All of these repurchased ordinary shares were cancelled at March 31, 2020.

As a result of the share buybacks in the year ended March 31, 2020, share capital decreased by 47.2M ordinary shares with a nominal value of €580.5M and the other undenominated capital reserve increased by a corresponding €0.3M. The other undenominated capital reserve is required to be created under Irish law to preserve permanent capital in the Parent Company.

16. Related party transactions

The Company’s related parties comprise its subsidiaries, Directors and senior key management personnel. All transactions with subsidiaries eliminate on consolidation and are not disclosed.

There were no related party transactions in the year ended March 31, 2021 that materially affected the financial position or the performance of the Company during that period and there were no changes in the related party transactions described in the 2020 Annual Report that could have a material effect on the financial position or performance of the Company in the same period.

17. Government grants and assistance

During the year ended March 31, 2021, many European countries in which the Ryanair Group operates made available payroll support schemes. The Group utilised a number of these employment retention schemes to protect jobs within the Group. These schemes were a mix of short term Covid-19 specific programmes and long term schemes linked to social security that existed pre Covid-19. The total amount of payroll supports received by the Group under the various schemes amounted to approximately €84M and are offset against staff costs in the Consolidated Income Statement.

In April 2020, the Group raised £600M unsecured debt for general corporate purposes under the HMT and Bank of England CCFF. The 0.44% interest rate was the prevailing rate for strong BBB rated companies. This debt was subsequently extended in March 2021 for a further 12 months at a 0.46% interest rate.

There are no unfulfilled conditions attaching to government assistance at March 31, 2021.

18. Post balance sheet events

There were no significant post balance sheet events.

19. Going concern

The Board are satisfied that it remains appropriate to adopt the going concern concept. In arriving at this decision, the Board considered, among other things:

1.
The Ryanair Group’s liquidity with over €3.15bn cash at March 31 2021 and the Group’s continued focus on cash management;
2.
The Group’s solid BBB credit ratings (from both S&P and Fitch Ratings);
3.
The Group’s strong balance sheet with over 85% of its B737 fleet unencumbered;
4.
Ongoing cost reductions across the Group;
5.
The widespread rollout of Covid-19 vaccines in Europe, with it widely reported that 80% of the adult population will be vaccinated in Europe before the end of June 2021; and
6.
The Group’s flexibility to react quickly to improved customer demand following vaccine rollouts and the gradual easing of European Governments travel restrictions/lockdowns over the course of the next 12 months.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 17 May, 2021

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary